     Filed by Centex Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Centex Corporation
 Commission File No. for Registration Statement
on Form S-4: 001-06776

      Company Contacts
For Pulte Homes: Jim Zeumer
(248) 433-4502
email: jim.zeumer@pulte.com

For Centex Corporation: Matthew G. Moyer
(214) 981-6901
or
David Webster (214) 981-6982

PULTE HOMES AND CENTEX SET MEETING DATE FOR SHAREHOLDER VOTE ON MERGER

     Bloomfield Hills, Mich. and Dallas, Tex., July 17, 2009 –Pulte Homes, Inc. (NYSE: PHM) and Centex Corporation (NYSE: CTX) today announced that the companies have scheduled their respective special meeting of shareholders for August 18, 2009. The primary purpose of the meetings is to allow each company’s shareholders to vote on the proposed merger between Pulte Homes and Centex.

     Having been notified by the Securities and Exchange Commission that the registration statement on Form S-4 has been declared effective, both Pulte Homes and Centex expect to mail definitive proxy materials to their respective shareholders on July 21, 2009. The companies had each previously set a record date of July 10, 2009, to determine shareholders eligible to vote at their respective meetings.

     On April 8, 2009, Pulte Homes and Centex announced that they had entered into a definitive merger agreement under which Pulte and Centex will combine in a stock-for-stock transaction. At the time of announcement, the transaction was valued at $3.1 billion, including $1.8 billion of net debt. Under the terms of the agreement, Centex shareholders will receive 0.975 shares of Pulte common stock for each share of Centex they own.

About Pulte Homes

Pulte Homes, Inc., based in Bloomfield Hills, Mich., is one of America’s largest home building companies with operations in 49 markets and 25 states. During its 59-year history, the company has delivered more than 500,000 new homes. Since 2000, Pulte Homes operations have earned more top-three finishes than any other homebuilder in the annual J.D. Power and Associates New-Home Builder Customer Satisfaction Studysm. Under its Del Webb brand, Pulte is the nation's largest builder of active adult communities for people age 55 and older. Its DiVosta Homes brand is renowned in Florida for its distinctive master-planned communities. Pulte Mortgage LLC is a nationwide lender offering Pulte customers a wide variety of loan products and superior service.

Websites: www.pulte.com; www.delwebb.com; www.divosta.com

About Centex

Dallas-based Centex, founded in 1950, is one of the nation's leading home building companies. Its leading brands include Centex Homes, Fox & Jacobs Homes and CityHomes. In addition to its home building operations, Centex also offers mortgage and title services. Centex has ranked among the top three builders on FORTUNE magazine's list of "America's Most Admired Companies" for 10 straight years and is a leader in quality and customer satisfaction.

Website: www.centex.com

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements may include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results, and the combined company’s plans, objectives, expectations and intentions. These statements are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or implied by, these statements. You can identify these statements by the fact that they do not relate to matters of a strictly factual or historical nature and generally discuss or relate to forecasts, estimates or other expectations regarding future events. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “may,” “can,” “could,” “might,” “will” and similar expressions identify forward-looking statements, including statements related to expected operating and performing results, planned transactions, planned objectives of management, future developments or conditions in the industries in which we participate and other trends, developments and uncertainties that may affect our business in the future.

Such risks, uncertainties and other factors include, among other things: the failure of Centex’s stockholders to approve the merger agreement; the failure of Pulte’s shareholders to approve either the charter amendment or the issuance of shares in the merger; the possibility that the proposed transaction does not close, including due to the failure to satisfy the closing conditions; the possibility that the expected efficiencies and cost savings of the proposed transaction will not be realized, or will not be realized within the expected time period; the risk that the Pulte and Centex businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; interest rate changes and the availability of mortgage financing; continued volatility in, and potential further deterioration of, the debt and equity markets; competition within the industries in which Pulte and Centex operate; the availability and cost of land and raw materials used by Pulte and Centex in their homebuilding operations; the availability and cost of insurance covering risks associated with Pulte’s and Centex’s businesses; shortages and the cost of labor; adverse weather conditions which may slowdown the construction of, or damage, new homes built by Pulte or Centex; slow growth initiatives and/or local building moratoria; the ability to utilize net operating losses, builtin losses and other tax credit carryforwards; governmental regulation, including the effects from the Emergency Economic Stabilization Act, the American Recovery and Reinvestment Act and the interpretation of tax, labor and environmental laws; changes in consumer confidence and preferences; terrorist acts and other acts of war; and other factors of national, regional and global scale, including those of a political, economic, business and competitive nature. See Pulte’s and Centex’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2008 and March 31, 2009, respectively, and other public filings with the Securities and Exchange Commission (the “SEC”) for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Pulte nor Centex undertakes any duty to update any forward-looking statement whether as a result of new information, future events or changes in our respective expectations.

Additional Information

In connection with the proposed transaction Pulte has filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of Pulte and Centex that also constitutes a prospectus of Pulte. At the appropriate time, Pulte and Centex will mail the definitive joint proxy statement/prospectus to their respective shareholders. Before making any voting or investment decision, investors are urged to read the definitive joint proxy statement/prospectus when it becomes available because it will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website at www.sec.gov, by accessing Pulte’s website at www.pulte.com under the heading “Investor Relations” and from Pulte by directing a request to Pulte Homes, Inc., 100 Bloomfield Hills Parkway Suite 300, Bloomfield Hills, Michigan 48304, Attention: Investor Relations, and by accessing Centex’s website at www.centex.com under the heading “Investors” and from Centex by directing a request to Centex Corporation Investor Relations, P.O. Box 199000, Dallas, Texas 75219-9000.

Pulte and Centex and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Pulte’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2009. You can find information about Centex’s directors and executive officers in its definitive proxy statement filed with the SEC on June 6, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Pulte and Centex using the contact information above.